Exhibit 99.1

NANO DIMENSION LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Nano Dimension Ltd. (the “Company”) will be held at Glusman & Co. Law offices, “Halwill Sella 2000” Building, 55 Yigal Alon St., 1st Floor, Tel-Aviv, on Wednesday, April 19, 2017, at 10:00 a.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The Meeting is being called for the following purposes:

1.	Discussion regarding the Company’s financial statements for the fiscal year ended December 31, 2016;

2.	To consider and act upon a proposal to approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for the year ending December 31, 2017, and until the next annual general meeting of the shareholders of the Company, and to authorize the Board of Directors of the Company to determine their remuneration;

3.	To consider and act upon a proposal to re-elect the following currently serving directors of the Company: Mr. Simon Anthony-Fried, Mr. Ofir Baharav, Mr. Dagi Shahar Ben-Noon, Mr. Amit Dror, Mr. Sharon Fima, Mr. Avraham Nachmias, Mr. Itschak Shrem, Mr. Zvika Yemini, Mr. Yoel Yogev and Mr. Eliyahu Yoresh, to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders;

4.	To reduce the exercise price of warrants to purchase an aggregate of 4,611,986 ordinary shares previously issued to investors, including two acting directors of the Company, Mr. Itschak Shrem and Mr. Yoel Yogev, from NIS 9.00 per ordinary share to NIS 6.75 per ordinary share, if exercised by no later than May 31, 2017;

5.	To reduce the exercise price of options to purchase 250,000 ordinary shares held by Mr. Ofir Baharav, an acting director, from NIS 9.00 per ordinary share to NIS 6.75 per ordinary share;

6.	To approve the acceleration of the vesting, and to extend the exercise period, of options to purchase ordinary shares held by directors Zvika Yemini and Yoel Yogev, subject to each director’s respective resignation from the Company’s Board of Directors in order to allow an industry expert to serve on the Company’s Board of Directors.

7.	To appoint Mr. Avi Reichental to serve as a director subject to the vacancy of a directorship position on the Company’s Board of Directors and to grant Mr. Reichental options to purchase 275,000 ordinary shares of the Company.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on March 13, 2017 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the Proxy Statement, and will be sent to the American Depositary Share (“ADS”) holders together with return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their proxies by the date set forth on the form of proxy. Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than April 19, 2017, at 6:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than April 19, 2017, at 6:00 a.m., an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 4760 – 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Itzhak Shrem

Chairman of the Board of Directors

March 9, 2017

NANO DIMENSION LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

April 19, 2017

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Nano Dimension Ltd. (the “Company”) for use at the Company’s Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Wednesday, April 19, 2017, at 10:00 a.m. Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels 0.10 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Wednesday, April 26, 2017, at 10:00 a.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Israeli Companies Law”), each of Proposals No. 1 through 4 and Proposal No. 6 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Israeli Companies Law, Proposal No. 5 described hereinafter requires the affirmative vote of at least a majority of the votes of shareholders present and voting, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the Company’s compensation policy (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Israeli Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposal No. 6 whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the proposals as provided above. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal for which you failed to provide notification.

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DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2016

Pursuant to the Israeli Companies Law, the Company is required to present the Company’s financial statements for the year ended December 31, 2016, to the Company’s shareholders. The financial statements are available on the Company’s website at the following address:

http://investors.nano-di.com/Cache/1001220983.PDF?O=PDF&T=&Y=&D=&FID=1001220983&iid=4668794

The contents of the Company’s website are not part of this proxy.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements for the year ended December 31, 2016.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

PROPOSAL 1

APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS

(ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC

ACCOUNTANTS OF THE COMPANY

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International (“Somekh Chaikin”), as the independent certified public accountants of the Company for the year ending December 31, 2017, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the appointment of Somekh Chaikin as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2017, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.”

The appointment of Somekh Chaikin requires the affirmative vote of a Simple Majority.

The Board of Directors recommends that the shareholders vote FOR on the above proposal.

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PROPOSAL 2

RE-ELECTION OF DIRECTORS

The Board of Directors has nominated Mr. Simon Anthony-Fried, Mr. Ofir Baharav, Mr. Dagi Shahar Ben-Noon, Mr. Amit Dror, Mr. Sharon Fima, Mr. Avraham Nachmias, Mr. Itschak Shrem, Mr. Zvika Yemini, Mr. Yoel Yogev and Mr. Eliyahu Yoresh for re-appointment as directors to serve for an additional term commencing on the date of the Meeting until the next Annual General Meeting. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the appointment of the nominee listed below.

As required by the Israeli Companies Law and the regulations promulgated thereunder, each director candidate has attested to the Board of Directors and the Company that he meets all the requirements in connection with the appointment of directors of publicly traded companies. As required by the Israeli Companies Law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

All director candidates will continue to be party to that certain indemnification agreement and exemption agreement with the Company in the forms of indemnification letter and exemption letter previously approved by the shareholders on December 26, 2016, or an indemnification or exemption letter as approved by the shareholders from time to time, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

In addition, for their services as a member of the Company’s Board of Directors, all directors shall be entitled to the “Fixed Amount” remuneration as set forth in the Companies Regulations (Rules regarding Remuneration and Expenses of an Outside Director), 5760-2000, and the Companies Regulations (Exemptions Regarding Companies Traded on Foreign Stock Exchanges), 5760-2000.

Biographical information about each of the candidates is provided below.

Mr. Simon Anthony-Fried

Mr. Simon Fried has served as our Chief Business Officer and a director since August 2014. Mr. Fried was a co-founder of Diesse Solutions Ltd., a project management, risk and marketing consultancy, and served as its Chief Executive Officer from 2004 to 2014. He has worked as a risk management and corporate governance consultant to the Financial Services Authority in the United Kingdom and as a senior strategy consultant at Monitor Company, a Boston based boutique strategy consulting firm. Mr. Fried has a background that covers marketing and sales strategy, management, business development, financial services regulation, fundraising and c-suite consulting. Mr. Fried has worked extensively on global projects in both the B2B and B2C markets driving significant strategic change to global marketing organizations. He also currently serves as a director of the Milk & Honey Distillery Ltd. Mr. Fried holds a B.Sc. in Experimental Psychology from University College London, an M.Sc. in Judgment and Risk from Oxford University and an M.B.A. from SDA Bocconi in Milan.

Mr. Ofir Baharav

Mr. Ofir Baharav has served on our Board of Directors since November 2015. Mr. Baharav is currently a partner in Stratus Venture Group, and has served in a range of senior roles in the 3D printing industry. From April 2014, until December 2015, Mr. Baharav served as the Vice President of Product Portfolio for Stratasys Ltd. In 2005, Mr. Baharav co-founded XJet Ltd. and served as its Chief Executive Officer from April 2007 until November 2013. Mr. Baharav is named on over 10 software and hardware patents and holds an M.B.A. from the Warwick Business School in Coventry, England.

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Mr. Dagi Shahar Ben-Noon

Mr. Dagi Shahar Ben-Noon has served as its Chief Operating Officer and a director since August 2014. Mr. Ben-Noon is a mechanical engineer with extensive experience designing equipment for military and civilian applications. His areas of expertise include plastics, medical devices, communications systems, print technology and more. Mr. Ben-Noon has significant experience with product progress from the development stage through mass production. He was employed at Rotel Product Engineering Ltd. as a Mechanical Designer from 2005 to 2006, at Polycad Industries (1989) Ltd. as an R&D Engineer from 2006 to 2008 and at Silynex Communications Inc. as an R&D Mechanical Team Leader from 2008 to 2012. Mr. Ben-Noon holds a B.Sc. Mechanical Engineering from the Ben-Gurion University.

Mr. Amit Dror

Mr. Amit Dror has served as our Chief Executive Officer and director since August 2014. Mr. Dror co-founded Eternegy Ltd. in 2010 and served as its Chief Executive Officer and a director from 2010 to 2013. Mr. Dror also co-founded the Milk & Honey Distillery Ltd. in 2012. He developed vast experience in project, account and sales management across a range of roles at ECI Telecom Ltd., Comverse Technology, Inc., Eternegy Ltd. and Milk & Honey Distillery Ltd. Mr. Dror has a background that covers technology management, software, business development, fundraising and complex project execution. Mr. Dror is a Merage Institute Graduate.

Mr. Sharon Fima

Mr. Sharon Fima has served as our Chief Technology Officer and a director since August 2014. Mr. Fima is a print technology development expert with many years in advanced R&D management positions. Including digital printing technology, inkjet technology, 3D printer production and nano-silver ink development. His past positions include advanced research and development management at HP Indigo as the Integration Team Manager from 1999 to 2008, and in Xjet as the Production Manager from 2008 to 2009 and as an Integration R&D Manager from 2009 to 2013.

Mr. Abraham Nahmias

Mr. Abraham Nahmias has served on our Board of Directors since August 2014. Mr. Nahmias has been a managing partner of the Nahmias-Grinberg C.P.A (Isr.) since 1985. Mr. Nahmias currently serves as a director in the following companies: Orad Ltd. (since 2012), Allium Medical Solutions Ltd. (since 2014) and Cellect Biomed Ltd. (since July 2014). Mr. Nahmias has a B.A. in Economy and Accountancy from the Tel Aviv University, and is a certified public accountant in Israel.

Mr. Itschak Shrem

Mr. Itschak Shrem has served on our Board of Directors as Chairman since April 2014. Mr. Shrem has more than 40 years of experience in financial markets and venture capital. He has been the Managing Director of Yaad Consulting 1995 Ltd. since 1995. In 1993, Mr. Shrem founded Pitango Venture Capital Fund (formerly, Polaris) and served as a Partner of Pitango Funds I, II and III. In 1991, Mr. Shrem founded Dovrat Shrem Ltd, an investment banking, management and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including Chief Operating Officer and was responsible for capital markets and insurance businesses. Mr. Shrem has been the Chairman of the Board of BreedIT Corp. since December 31, 2013. He has been a Director of Eden Spring Ltd. since October 2010. Mr. Shrem served as a Director of Globe Oil Exploration Limited until 2016. He served on the boards of a number of high-profile public institutions, including the Tel-Aviv Sourasky Medical Center, and the Weizman Institute. From 1991 to 2010, Mr. Shrem served as the Chairman of Leader Holdings and Investments Ltd. and Polar Communications Ltd., both TASE-listed companies engaged in investment banking and venture capital. Since 2004, Mr. Shrem has served as the Chairman of Sphera Funds Management Ltd. He served as a Director of Ormat Industries Ltd. from 2012 to 2015. He served as a Director of Retalix Ltd. from January 2008 to 2012. Mr. Shrem holds a B.A in Economics and Accounting from Bar-Ilan University and an M.B.A. from Tel-Aviv University, Israel.

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Mr. Zvi Yemini

Mr. Zvi Yemini has served on our Board of Directors as an independent director since January 2015. Mr. Yemini founded ZAG Industries Ltd., in 1987 and served as its Chief Executive Officer until 2000, and as its chairman until 2006. Mr. Yemini has over 25 years of industry experience. He also co-founded Hydro Industries Ltd. in 2002 and served as its Chairman of the Board of Directors from 2002 to 2011. Since 2011, Mr. Yemini has also served as the Chairman of the Board of Directors of Shenkar Design College. From 2002 through December 2015, Mr. Yemini served as the Chairman of the Board of Directors of the Tel-Aviv Trade Fairs & Convention Center. Mr. Yemini holds a B.A in Industrial Engineering from the Technion Israel Institute of Technology and an Executive M.B.A. from Tel Aviv University and a M.A. in Marketing from Baruch College in New York.

Mr. Yoel Yogev

Mr. Yoel Yogev has served on our Board of Directors since March 2014. Mr. Yogev has been the Chairman and Chief Executive Officer of El-Gev Electronics Ltd. since 1987. Mr. Yogev has served as the Chief Executive Officer of BreedIT Corp. since October 2013. Mr. Yogev has served as the Chairman of the board of directors of BreedIT Ltd. from January 2014 until August 2015. Mr. Yogev earned a B.Sc. in Electrical Engineering from the Technion Israel Institute of Technology.

Mr. Eli Yoresh

Mr. Eli Yoresh has served on our Board of Directors since April 2014. Mr. Yoresh is a seasoned executive with over 15 years of executive and financial management experience, mainly, with companies from the financial, technology and industrial sectors. Since October 2010, Mr. Yoresh has served as a director and Chief Financial Officer at Foresight Autonomous Holdings Ltd. (TASE: FRST), and since September 20, 2013 as a director at Proteologics Ltd. (TASE:PRTL). Mr. Yoresh served as the Chief Executive Officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh served as a director at Greenstone Industries Ltd. (TASE: GRTN) from January 2013 to June 2015, and as the Chairman of both Gefen Biomed investments Ltd. (TASE: GEFEN) from April 2013 to July 2015 and Zmicha Investment House Ltd. (TASE: TZMI-M) from February 2013 to July 2015. He holds a B.A. in Business Administration from the College of Management in Israel and an M.A. in Law from Bar-Ilan University in Israel. Mr. Yoresh is a Certified Public Accountant in Israel.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-appoint Mr. Simon Anthony-Fried, Mr. Ofir Baharav, Mr. Dagi Shahar Ben-Noon, Mr. Amit Dror, Mr. Sharon Fima, Mr. Avraham Nachmias, Mr. Itschak Shrem, Mr. Zvika Yemini, Mr. Yoel Yogev and Mr. Eliyahu Yoresh as directors of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed.”

The election of each director shall be voted separately.

The appointment of all director candidates, as mention above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

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PROPOSAL 3

TO REDUCE THE EXERCISE PRICE OF WARRANTS TO PURCHASE AN AGGREGATE OF 4,611,986 ORDINARY SHARES OF THE COMPANY PREVIOUSLY ISSUED TO INVESTORS

In July and November, 2015, as part of a private placement transaction, the Company issued ordinary shares and warrants to certain investors. Warrants to purchase an aggregate of 4,611,986 ordinary shares were issued in connection therewith. The exercise price of all the aforementioned warrants is NIS 9.00 per ordinary share. Of such warrants, warrants to purchase 3,835,546 ordinary shares expire on July 29, 2017, and warrants to purchase 776,440 ordinary shares expire on November 3, 2017.

In order to provide an incentive to the holders of such warrants to exercise the warrants, the Board of Directors believes that it is in the best interest of the Company to reduce the exercise price of the warrants to NIS 6.75 per ordinary share in the event that any such warrants are exercised no later than May 31, 2017. After May 31, 2017 the exercise price of the warrants will revert to NIS 9.00 per ordinary share.

In addition, of the foregoing warrants, the Company’s Chairman of the Board of Director, Mr. Itschak Shrem currently holds warrants to purchase 20,000 ordinary shares, and another director, Mr. Yoel Yogev, currently holds warrants to purchase 30,000 ordinary shares. Therefore this proposal has already been approved by the Company’s Compensation Committee and the Board of Directors.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to reduce the exercise price of warrants to purchase an aggregate of 4,611,986 ordinary shares previously issued to investors, including two acting directors of the Company, Mr. Itschak Shrem and Mr. Yoel Yogev, from NIS 9.00 to NIS 6.75, if exercised by no later than May 31, 2017.”

The approval of this proposal requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 4

TO REDUCE THE EXERCISE PRICE OF OPTIONS TO PURCHASE 250,000 ORDINARY SHARES OF THE COMPANY GRANTED TO A DIRECTOR OF THE COMPANY

On December 31, 2015, the Company’s shareholders approved the grant of options to purchase 250,000 ordinary shares of the Company to Mr. Ofir Baharav, a director of the company. The exercise price of the options is NIS 9.00 per ordinary share.

In light of Mr. Baharav’s contribution to the development of the Company and its products and following the approvals of the Company’s Compensation Committee and the Board of Directors, it is proposed to reduce the exercise price of the options to NIS 6.75 per ordinary share.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to reduce the exercise price of options to purchase 250,000 ordinary shares granted to Mr. Ofir Baharav, an acting director, from NIS 9.00 per ordinary share to NIS 6.75 per ordinary share.”

The approval of this proposal requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

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PROPOSAL 5

APPROVAL OF THE ACCELERATION OF THE VESTING, AND TO EXTEND THE EXERCISE PERIOD, OF OPTIONS TO PURCHASE ORDINARY SHARES HELD BY DIRECTORS ZVIKA YEMINI AND YOEL YOGEV, SUBJECT TO EACH DIRECTOR’S RESPECTIVE RESIGNATION FROM THE COMPANY’S BOARD OF DIRECTORS.

On July 20, 2015, we granted options to purchase 120,000 ordinary shares to director Yoel Yogev (the “Yogev Options”). The options are subject to quarterly vesting as of the grant date. As of the date hereof, options to purchase an aggregate of 60,000 ordinary shares remain unvested (the “Yogev Unvested Options”). In the event that Mr. Yogev leaves the Company’s Board of Directors, all of his unvested options shall expire immediately, and all vested options shall remain exercisable for a period of 90 days.

On October 21, 2015, we granted options to purchase 120,000 ordinary shares to director Zvika Yemini (together with the Yogev Options, the “Director Options”). The options are subject to quarterly vesting as of the grant date. As of the date hereof, options to purchase an aggregate of 70,000 ordinary shares remain unvested (together with the Yogev Unvested Options, the “Unvested Options”). In the event that Mr. Yemini leaves the Company’s Board of Directors, all of his unvested options shall expire immediately, and all vested options shall remain exercisable for a period of 90 days.

The Company’s Board of Directors believes that it is in the best interest of the Company to appoint members to the Company’s Board of Directors that are experienced in 3D printing and electronics. Under the Company’s Articles of Association, the maximum number of directors that shall serve on the Board of Directors is 12. As of the date hereof the Company’s Board of Directors consists of 12 directors.

Accordingly, as an incentive to entice Messrs. Yemini and Yogev to resign from the Company’s Board of Directors in order to vacate directorship positions for new directors experienced in 3D printing and electronics, it is proposed to approve the immediate acceleration of the Unvested Options and that the Director Options shall remain exercisable for an extended period of time, as set forth below, subject to each director’s respective resignation from the Company’s Board of Directors.

Director	Previously Granted Options to Purchase Ordinary Shares		Exercise Price	Proposed Expiration Date Following Acceleration
Zvika Yemini	120,000	(1)	NIS 5.50	5 years from the grant date (i.e., November 23, 2020)
Yoel Yogev	120,000	(2)	NIS 5.50	5 years from the grant date (i.e., July 29, 2020)

(1)	Options to purchase 120,000 ordinary shares were granted following the approval of the Company’s shareholders on October 21, 2015. The options are subject to quarterly vesting as of the grant date. Currently, options to purchase 70,000 ordinary shares remain unvested.

(2)	Options to purchase 120,000 ordinary shares were granted following the approval of the Company’s shareholders on July 20, 2015. The options are subject to quarterly vesting as of the grant date. Currently, options to purchase 60,000 ordinary shares remain unvested.

The Compensation Committee and the Board of Directors concluded that foregoing acceleration of the vesting of the options does not comply with the Company’s compensation policy, since the options would completely vest during a period which is less than three years. However, upon further consideration, taking into account the Company’s goals, size and nature of activity, and the contribution of Mr. Yemini and Mr. Yogev to the Company, it was concluded that the proposed acceleration is reasonable, appropriate and consistent with the best interest of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the acceleration of the vesting of the Unvested Options and to extend the exercise period of the Director Options held by each of directors Zvika Yemini and Yoel Yogev, subject to each director’s respective resignation from the Company’s Board of Directors in order to allow an industry expert to serve on the Company’s Board of Directors.”

The approval of this proposal as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

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PROPOSAL 6

APPOINTMENT OF A DIRECTOR AND APPROVAL OF A GRANT OF OPTIONS TO THE NEW DIRECTOR

As mentioned above, the Company’s Board of Directors believes that it is in the best interest of the Company to appoint members to the Company’s Board of Directors that are experienced in 3D printing and electronics. Accordingly, the Board of Directors has nominated Mr. Avi Reichental for appointment as a director to serve for a term commencing on the date of his appointment as set forth below, until the next annual general meeting of the Company.

Currently, there are not vacant positions on the Company’s Board of Directors, so the appointment of Mr. Reichental is subject to the vacation of a directorship position no later than one month following the approval by the shareholders of this Resolution No. 6.

As required by the Israeli Companies Law and the regulations promulgated thereunder, Mr. Reichental has attested to the Board of Directors and the Company that he meets all the requirements in connection with the appointment of directors of publicly traded companies. As required by the Israeli Companies Law, Mr. Reichental has declared in writing that he possesses the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company.

Upon his appointment, Mr. Reichental will be party to that certain indemnification agreement and exemption agreement with the Company in the forms of indemnification letter and exemption letter previously approved by the shareholders on December 26, 2016, or an indemnification or exemption letter as approved by the shareholders from time to time, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

In addition, upon his appointment and for his services as a member of the Company’s Board of Directors, Mr. Reichental shall be entitled to the “Fixed Amount” remuneration as set forth in the Companies Regulations (Rules regarding Remuneration and Expenses of an Outside Director), 5760-2000, and the Companies Regulations (Exemptions Regarding Companies Traded on Foreign Stock Exchanges), 5760-2000.

In addition, following the approval of our compensation committee and Board of Directors, upon Mr. Reichental’s appointment to the Board of Directors, our shareholders are asked to approve a grant of options to Mr. Reichental, to purchase 275,000 of the Company’s ordinary shares. The exercise price of such options will be NIS 6.50, and the options will be subject to quarterly vesting over three years as of the grant date in equal installments. The options shall expire five years from the grant date. In the event that Mr. Reichental leaves the Company’s Board of Directors, all of his unvested options shall expire immediately, and all vested options shall remain exercisable for a period of 90 days.

Biographical information of Mr. Reichental is provided below.

Avi Reichental has served as a general partner at OurCrowd First since August 2016. In 2015, Mr. Reichental founded XponentialWorks, Inc., and has served as its chairman and chief executive officer since that time. Prior to that, and from 2003 to 2015, Mr. Reichental served as 3D Systems Corp. (NYSE:DDD) president, chief executive officer and director. From 1981 to 2003, Mr. Reichental held senior executive leadership positions with Sealed Air Corp. (NYSE:SEE). Since 2015, Mr. Reichental has served as a director of Harman International Industries Inc. (NYSE: HAR). Mr. Reichental is also founder and chairman of Centaur, ElasticMedia, Nexa3D, and Apollo Robotics. Mr. Reichental is part of Singularity University’s core faculty, serves as a Trustee of Cooper-Hewitt Smithsonian’s Design Museum and is a member of the XPRIZE Innovation Board. Mr. Reichental is an active inventor and has co-invented 25 patents.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, subject to the vacancy of a directorship position on the Company’s Board of Directors within one month from the approval by the shareholders of this resolution, to approve the election of Mr. Avi Reichental to serve as a director until the next annual general meeting of shareholders and to grant Mr. Reichental options to purchase 275,000 ordinary shares of the Company as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

8

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760- 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at Ilan Ramon 2, Ness Ziona.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 9, 2017. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 9, 2017, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

NANO DIMENSION LTD.

Yael Sandler, Chief Financial Officer

9

NANO DIMENSION LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints, Mr. Amit Dror, Chief Executive Officer, Mrs. Yael Sandler, Chief Financial Officer and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Nano Dimension Ltd. (the “Company”) which the undersigned is entitled to vote at the 2017 Annual and Extraordinary General Meeting of Shareholders (the “Annual and Extraordinary Meeting”) to be held at the offices of the Company’s counsels (Glusman & Co.) at “Halwill Sella 2000” Building, 55 Yigal Alon St., 1st Fl., Tel Aviv, Israel, on April 19, 2017, at 10:00 a.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Annual and Extraordinary Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF NANO DIMENSION LTD.

April 19, 2017

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.       To re-appoint Somekh Chaikin (a member of KPMG Global) as the Company’s independent registered public accounting firm until the next annual meeting and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2017.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

2.           To re-elect ten (10) members to the Board of Directors to act as directors of the Company until the next annual meeting, or until they cease to serve in their office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier, and approve their remuneration terms as follows:

a.	To re-elect Mr. Simon Anthony-Fried to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

b.	To re-elect Mr. Ofir Baharav to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

c.	To re-elect Mr. Dagi Ben-Noon to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

d.	To re-elect Mr. Amit Dror to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

e.	To re-elect Mr. Sharon Fima to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

f.	To re-elect Mr. Avraham Nachmias to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

g.	To re-elect Mr. Itschak Shrem to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

h.	To re-elect Mr. Zvika Yemini to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

i.	To re-elect Mr. Yoel Yogev to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

j.	To re-elect Mr. Eliyahu Yoresh to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

3.	To reduce the exercise price of warrants to purchase an aggregate of 4,611,986 ordinary shares previously issued to investors, including two acting directors of the Company, Mr. Itschak Shrem and Mr. Yoel Yogev, from NIS 9.00 to NIS 6.75, if exercised by no later than May 31, 2017.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

4.	To reduce the exercise price of options to purchase 250,000 ordinary shares granted to Mr. Ofir Baharav, an acting director, from NIS 9.00 to NIS 6.75.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

5.	To approve the immediate acceleration of the vesting of the Unvested Options and to extend the exercise period of the Director Options held by each of directors Zvika Yemini and Yoel Yogev, subject to each director’s respective resignation from the Company’s Board of Directors in order to allow an industry expert to serve on the Company’s Board of Directors.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

5a. The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the Company’s compensation policy.

☐           YES

6.	Subject to the vacancy of a directorship position on the Company’s Board of Directors within one month from the approval by the shareholders of this resolution, to approve the election of Mr. Avi Reichental to serve as a director until the next annual general meeting of shareholders and to grant Mr. Reichental options to purchase 275,000 ordinary shares of the Company as set forth in the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual and Extraordinary Meeting or any adjournment or postponement thereof.

_____________;	_____________	_____________, 2017
NAME	SIGNATURE	DATE

_____________;	_____________	_____________, 2017
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.